UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 10)

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler

General Counsel and Senior Vice President

Schneider Electric SA

35 rue Joseph Monier

92500 Rueil Malmaison – France

Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,333.27	Filing Party: Schneider Electric SA
Form or Registration No.: SC TO-T	Date Filed: June 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities Exchange Commission on June 21, 2011, as amended and supplemented by Amendment No. 1 filed on July 1, 2011, Amendment No. 2 filed on July 7, 2011, Amendment No. 3 filed on July 20, 2011, Amendment No. 4 filed on August 3, 2011, Amendment No. 5 filed on August 10, 2011, Amendment No. 6 filed on August 24, 2011, Amendment No. 7 filed on August 24, 2011, Amendment No. 8 filed on August 29, 2011 and Amendment No. 9 filed on August 31, 2011 by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric, relating to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (as amended on July 1, 2011, July 7, 2011, July 20, 2011, August 3, 2011, August 10, 2011, August 24, 2011, August 29, 2011 and August 31, 2011, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All capitalized terms used in this Amendment No. 10 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is incorporated in this Amendment No. 10 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 10.

Items 1, 4, 8 and 11

The Offer to Purchase and Items 1, 4, 8 and 11 of the Schedule TO, to the extent Items 1, 4, 8 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“The Subsequent Offering Period expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2011, and was not further extended. The Depositary has indicated that, as of the expiration of the Subsequent Offering Period, an aggregate of 1,333,318 Shares were validly tendered in the Subsequent Offering Period, and Offeror has accepted for payment all validly tendered Shares. Including those Shares purchased pursuant to the Offer, Offeror now owns a total of approximately 33,483,153 Shares, representing approximately 98.2 % of the number of Shares authorized and issued as of the date of the Transaction Agreement.

In accordance with the Transaction Agreement, we intend to use our reasonable best efforts to cause Telvent to call a general shareholders’ meeting for the purposes of obtaining the requisite shareholder approval of a share capital reduction of Telvent through the redemption of all Shares not then owned by Schneider Electric and its affiliates (the “Minority Shares”) following the procedure established under Spanish law (the “Minority Shareholder Share Redemption”). Under Spanish law, in addition to the requirement of general shareholder approval, the Minority Shareholder Share Redemption must also be approved by (i) if at least fifty percent (50%) of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of a majority of the Minority Shares present or represented or (ii) if at least twenty-five percent (25%), but less than fifty percent (50%), of the Minority Shares are present or represented at the applicable general shareholders’ meeting, the holders of two-thirds of the Minority Shares present or represented. We will not be able to obtain the requisite approval for the Minority Shareholder Share Redemption without the support and approval of the requisite majority of the holders of the Minority Shares and there can be no assurance that such approval will be obtained. If the Minority Shareholder Share Redemption is approved and consummated, each of the Minority Shares outstanding immediately prior to the effective time of the Minority Shareholder Share Redemption will confer on its holder solely the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes and deductions in respect of Spanish capital tax, and will be cancelled and extinguished upon registration of the share capital reduction in the Madrid Companies’ Registry. See Section 11— “Purpose of the Offer; Plans for Telvent;

Appraisal Rights—(b) Plans for Telvent—Minority Shareholder Share Redemption” for more information concerning the Minority Shareholder Share Redemption.

Additionally, subject to the terms of the Transaction Agreement, Offeror intends to cause Telvent to submit the delisting of the Shares on NASDAQ for shareholder adoption and approval at the next general shareholders’ meeting. The delisting of the Shares on NASDAQ requires the approval of holders of a majority of the Shares present or represented at a general shareholders’ meeting of Telvent. Assuming we maintain beneficial ownership of greater than a majority of the total authorized and issued Shares, we will own sufficient Shares to obtain the requisite shareholder approval for the delisting of the Shares without the affirmative vote of any other shareholder of Telvent. We intend to vote our Shares to approve the delisting and, therefore, anticipate that the Shares will cease to be traded on NASDAQ following the next general shareholders’ meeting irrespective of whether or not the Minority Shareholder Share Redemption is approved and consummated. See Section 12— “Certain Effects of the Offer” regarding the delisting the Shares from NASDAQ.

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

“(a)(5)(M) Press Release Issued by Schneider Electric SA, dated September 29, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2011

SCHNEIDER ELECTRIC SA

By:	/S/ PETER WEXLER
Name:	Peter Wexler
Title:	Senior Vice President & General Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/S/ ELENA GONZÁLEZ-ANTA
Name:	Elena González-Anta
Title:	Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal. *

(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated June 30, 2011. **

(a)(5)(F)	Press Release Issued by Schneider Electric SA, dated July 20, 2011. ***

(a)(5)(G)	Press Release Issued by Schneider Electric SA, dated August 3, 2011. ****

(a)(5)(H)	Press Release Issued by Schneider Electric SA, dated August 10, 2011. *****

(a)(5)(I)	Press Release Issued by Schneider Electric SA, dated August 23, 2011.******

*	Previously filed with the Schedule TO on June 21, 2011.
**	Previously filed with Amendment No. 1 to the Schedule TO on July 1, 2011.
***	Previously filed with Amendment No. 3 to the Schedule TO on July 20, 2011.
****	Previously filed with Amendment No. 4 to the Schedule TO on August 3, 2011.
*****	Previously filed with Amendment No. 5 to the Schedule TO on August 10, 2011.
******	Previously filed with Amendment No. 6 to the Schedule TO on August 24, 2011.

(a)(5)(J)	Press Release Issued by Schneider Electric SA, dated August 24, 2011.*******

(a)(5)(K)	Press Release Issued by Schneider Electric SA, dated August 29, 2011. ********

(a)(5)(L)	Press Release Issued by Schneider Electric SA, dated August 30, 2011. *********

(a)(5)(M)	Press Release Issued by Schneider Electric SA, dated September 29, 2011.

(b)(1)	€1,100,000,000 Multicurrency Revolving Credit Facility Agreement, dated as of February 16, 2011, by and among Schneider Electric SA, as borrower, Société Générale, as facility agent, Banco Santander, S.A., Banc of America Securities Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Crédit Agricole Corporate & Investment Bank, Deutsche Bank AG, London Branch, HSBC France, J.P. Morgan plc, Natixis, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners, the financial institutions listed in Schedule 1 thereto and each other bank or financial institution party thereto from time to time. ***

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.

*******	Previously filed with Amendment No. 7 to the Schedule TO on August 24, 2011.
********	Previously filed with Amendment No. 8 to the Schedule TO on August 29, 2011.
*********	Previously filed with Amendment No. 9 to the Schedule TO on August 31, 2011.